Exhibit 3.1
TEXT OF AMENDMENTS TO THE AMENDED AND
RESTATED BYLAWS, AS AMENDED, OF ATARI, INC.
     As of July 24, 2007 Article IV, Sections 1 and 2 of the Amended and Restated Bylaws, as amended, of Atari, Inc. were amended in their entirety to be and read as follows:
ARTICLE IV
Capital Stock
     SECTION 1. Certificates of Stock. Shares of capital stock of the Corporation may be certificated or uncertificated, as provided under the Delaware General Corporation Law. The stock certificates of the Corporation shall be numbered and registered in the stock ledger and transfer books of the Corporation as they are issued. The stock certificates of the Corporation shall be signed by the Chairman of the Board, or the President and Chief Executive Officer or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and shall bear the corporate seal, which may be a facsimile, engraved or printed. Any of or all of the signatures upon such certificate may be facsimiles, engraved or printed. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer, transfer agent or registrar, before the certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent or registrar at the date of its issue. Stock certificates of the Corporation shall be in such form as provided by statute and approved by the Board of Directors. The stock record books and the blank stock certificates books shall be kept by the Secretary or by any agency designated by the Board of Directors for that purpose.
     The Board of Directors may direct that (i) a new certificate or certificates or (ii) uncertificated shares in place of any certificate or certificates previously issued by the Corporation, be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of such (i) new certificate or certificates or (ii) uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.
     SECTION 2. Transfers. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares, if such shares are certificated, duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or to register the issuance of uncertificated shares to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares shall be cancelled, issuance of new equivalent uncertificated shares or certificated shares shall be made to the person entitled thereto and the transaction shall be recorded upon the books of the Corporation. No transfer shall be made which would be inconsistent with the provisions of Article 8, Title 6 of the Delaware Uniform Commercial Code-Investment Securities.